Exhibit 99.1

Butterfield Reports Third Quarter Results

•                  Q3 2016 net income of $24.0 million, down $4.8 million (16.5%) over Q3 2015

•                  Q3 2016 core earnings(1) of $33.4 million, up $4.1 million (14.1%) over Q3 2015

•                  Diluted earnings per share of $0.41, down $0.11 from $0.52 in Q3 2015(2)(3)

•                  Core earnings per share of $0.60, up $0.07 from $0.53 in Q3 2015(1)(2)(3)

•                  Asset quality resilient, with non-accrual loans at 1.7% of total gross loans, slightly increased from year-end 2015

•                  Strong capital position with Common Equity Tier 1 Capital Ratio at 16.1% and Total Capital Ratio at 22.9%

•                  Board declares interim dividend of $0.10 per common share

Hamilton, Bermuda—25 October 2016: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) (BSX: NTB.BH; NYSE: NTB) today announced net income for the third quarter ended 30 September 2016 of $24.0 million, a decrease of $4.8 million compared to $28.8 million earned in the same quarter a year ago, resulting in earnings per share of $0.41 on a fully diluted basis.

During the quarter, the Bank made important strategic progress, completing a successful public offering and a listing of its common shares on the New York Stock Exchange.  The public offering in the United States marks a new chapter in the Bank’s history, providing the Bank with enhanced access to capital for the continued development and expansion of its core businesses, following a period of successful recovery from the impact of the global financial crisis.

After removing the effects of certain non-core items, core net income for the third quarter ended 30 September 2016 was $33.4 million, up 14.1% compared to $29.3 million earned in the same quarter a year ago(1). These non-core items were comprised primarily of option vesting costs from a legacy 2010 option plan related to the private equity recapitalisation of the Bank, and now fully vested, which resulted in $8.8 million of expenses, including related payroll taxes. There were some additional restructuring costs incurred in the orderly wind-down of the investment management business in the United Kingdom(1).

(1)         See page 6 for reconciliation of US GAAP results to non-GAAP measures.

(2)         Comparative information revised as a result of a re-classification of certain investments in prior periods.

(3)         Comparative information revised as a result of the 10 for 1 reverse share split effected 6 September 2016

The core earnings per share increased $0.07 to $0.60 per share. The return on average common equity decreased to 11.7% from 14.4% while the core return on average tangible common equity decreased slightly to 19.0% in the third quarter of 2016, compared to 19.3% in the third quarter of 2015, largely due to the dilutive effect of the recent issuance of common shares(1) (2).  Return on assets at 0.9% was down from 1.1% from Q3 2015.

Michael Collins, Butterfield’s Chief Executive Officer, said, “During the quarter, Butterfield completed a successful public offering of common shares on the New York Stock Exchange.  This is an important milestone in the Bank’s history, and we believe the market’s enthusiastic response to the public offering is validation of our strategy. The ownership of the Bank now includes a strong institutional ownership profile, which will form long-term partnerships with the Bank.

“The public offering consisted of 12,234,042 common shares; 5,957,447 shares sold by Butterfield and 6,276,595 shares sold by the institutional shareholders who participated in the Bank’s 2010 recapitalisation, including The Carlyle Group.  We appreciate the support we received from those shareholders while the Bank went through the process of derisking its balance sheet and rationalising its business model.

“The Carlyle Group remains a significant shareholder, and David Zwiener joined the Butterfield Board as the second Carlyle representative in August.  Wendall Brown, who had served as a Director since 2013, retired from the Board in August.

“Subsequent to quarter-end, Richard Venn, who had served as a Director since 2010 also retired from the Board. We thank both Wendall and Richard for their many contributions to the Bank.

“Butterfield is focused on growth as a leading community bank in Bermuda and the Cayman Islands and through the provision of wealth management services.  This model continues to generate strong profits and good returns for our shareholders.  Capital raised in the public offering will be deployed in the continued development and expansion of our businesses in our core markets.

“We have been pleased with the performance of our shares following the public offering in terms of volume and price stability. For the current third quarter earnings, we have declared a common dividend of $0.10 per share.”

Michael Schrum, Butterfield’s Chief Financial Officer, commented, “Butterfield had strong and improved performance for the third quarter of 2016, with increases in both net interest income and non-interest income.

“Net interest income before provisions for credit losses during the quarter increased by $5 million year over year, on a combination of growth in the Bermuda commercial loan book and an increase in the size of the investment portfolio, complemented by lower deposit expenses across the Group.  The lower deposit expenses were helped largely by the repayment of the remaining deposits in the UK jurisdiction.

“Growth in non-interest income, composed primarily of increases in trust revenues and asset management fees, was attributable largely to the beneficial impact of the acquisition of the private banking trust and investment management business of HSBC Bermuda, which was completed earlier in the year.

“Although these increases drove growth in core earnings of $4.1 million, net income was down $4.8 million versus the third quarter of 2015, largely as the result of $8.8 million in non-core costs associated with the vesting of the 2010 legacy employee stock options programme triggered by the valuation achieved in the public offering.

“The quality of our loan book remains strong, though provisions for credit losses were increased, year-on-year, to $5.3 million from $3.1 million due to a specific provision established for a loan on a single Bermuda commercial property, as well as adjustments to our general provisions arising from changes to sovereign credit ratings in the UK and Bermuda.

“While overall operating expenses increased by $16.1 million to $80.6 million, this was largely due to the non-core items discussed above. Quarterly core operating expenses also increased by $3.4 million over the same quarter last year largely as a result of increased compliance-related costs, but expenses as a percentage of core revenues decreased(1).  The core efficiency ratio improved from 66.8% in Q3 2015 to 65.3% in Q3 2016.”

(1)         See page 6 for reconciliation of US GAAP results to Non-GAAP measures.

(2)         Comparative information revised as a result of a re-classification of certain investments in prior periods.

Capital Management

Consistent with global banking industry reform, Bermuda banks began the implementation of the Basel III framework during 2016, which is improving the Bank’s loss absorption capabilities and introducing new regulatory liquidity rules. As the Bank has strong organic capital generation and high quality capital, the Bank is in a robust position and can continue to serve customers with new loans, deposit products and general banking services, as well as meet emerging regulatory capital requirements.

The current total capital ratio as at 30 September 2016 was 22.9% as calculated under Basel III, which is effective for reporting purposes starting 1 January 2016. As of 31 December 2015, the Bank reported its total capital ratio under Basel II at 19.0%. Both of these are significantly above regulatory requirements.

The Board remains committed to a balanced capital return policy and declared quarterly dividends of $20 per share on the Bank’s 8% non-cumulative perpetual voting preference shares, to be paid on 15 December 2016 to preference shareholders of record on 1 December 2016. The Board also declared an interim dividend of $0.10 per common share to be paid on 28 November 2016 to shareholders of record on 14 November 2016.

Share Repurchase Activity

Under the Bank’s share buy-back programmes, the total shares acquired or purchased for cancellation during the quarter ended 30 September 2016 amounted to 8,232 common shares to be held as treasury shares at an average cost of $16.54 per share (total cost of $0.1 million).  There were no preference shares repurchased during the quarter ended 30 September 2016.

On 19 February 2016, the Board approved, with effect from 1 April 2016, the 2016 common share buy-back programme, authorising the purchase for treasury of up to 0.8 million common shares.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended 30 September		Nine months ended 30 September
(in $ millions)	2016	2015	2016	2015
Non-interest income	36.3	34.2	108.7	102.9
Net interest income before provision for credit losses	65.0	60.0	191.7	178.0
Total net revenue before provision for credit losses and other gains (losses)	101.3	94.2	300.4	280.9
Provision for credit losses	(0.3)	(0.9)	(5.3)	(3.1)
Total other gains (losses)	0.6	3.1	0.2	0.9
Total net revenue	101.6	96.4	295.3	278.7
Non-interest expenses	(77.4)	(67.4)	(214.0)	(198.0)
Total net income before taxes	24.2	29.0	81.3	80.7
Income tax (expense) benefit	(0.2)	(0.2)	(0.7)	(0.6)
Net income	24.0	28.8	80.6	80.1
Dividends and guarantee fee of preference shares	(4.1)	(4.1)	(12.3)	(12.3)
Premium paid on preference shares bought back	—	—	—	—
Net earnings attributable to common shareholders	19.9	24.7	68.3	67.8

Net earnings per share
- Basic (1) (3)	0.41	$0.53	1.45	$1.36
- Diluted (1) (3)	0.41	$0.52	1.42	$1.33

Adjusted weighted average number of participating shares on a fully diluted basis (2) (3) (in thousands of shares)	49,038	47,423	48,043	50,816
Key financial ratios
Core return on average tangible assets	1.2%	1.2%	1.3%	1.2%
Core return on average tangible common equity	19.0%	19.3%	20.8%	17.6%
Net interest margin	2.39%	2.43%	2.45%	2.48%
Core efficiency ratio	65.3%	66.8%	63.2%	66.8%

(1)         Includes both common and, for the three-month period ended 31 March 2015, contingent value convertible preferred equity. The contingent value convertible preferred equity was converted to common equity as of 31 March 2015.

(2)         Comparative information revised as a result of a re-classification of certain investments in prior periods.

(3)         Comparative information revised as a result of the 10 for 1 reverse share split effected 6 September 2016.

Balance Sheet	As at
(in $ millions)	30 September 2016	31 December 2015
Cash due from banks	1,485	2,289
Securities purchased under agreement to resell	186	—
Short-term investments	995	409
Investments in securities	4,114	3,224
Loans, net of allowance for credit losses	3,836	4,000
Premises, equipment and computer software	171	183
Goodwill and intangibles	65	51
Other assets	126	120
Total assets	10,978	10,276

Total deposits	9,667	9,182
Other liabilities	229	227
Long-term debt	117	117
Total liabilities	10,013	9,526
Preference shareholders’ equity	183	183
Common and preference shareholders’ equity	782	567
Total shareholders’ equity	965	750
Total liabilities and shareholders’ equity	10,978	10,276

Key Balance Sheet Ratios:	30 September 2016		31 December 2015
Tangible common equity per share	13.59		11.14	(3)
Net book value per share	14.81		12.24	(3)
Common equity tier 1 capital	16.1	%(1)	N/A	(2)
Tier 1 capital ratio	20.5	%(1)	16.2	%(2)
Total capital ratio	22.9	%(1)	19.0	%(2)
Leverage ratio	7.6	%(1)	N/A	(2)
Tangible common equity ratio	6.6%		5.1%
Tangible total equity ratio	8.3%		6.8%
Non-accrual loans/gross loans	1.7%		1.6%
Non-performing assets/total assets	0.7%		0.7%
Total coverage ratio	75.3%		75.6%
Specific coverage ratio	24.1%		29.3%

(1)         Effective 1 January 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines issued by the Bermuda Monetary Authority (“BMA”). Basel III adopts Common Equity Tier 1 (“CET1”) as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

(2)         Prior to 1 January 2016, the Bank’s regulatory capital was determined in accordance with Basel II guidelines issued by the BMA.

(3)         Comparative information revised as a result of the 10 for 1 reverse share split effected 6 September 2016.

Reconciliation of US GAAP Results to non-GAAP Measures

The table below shows the reconciliation of net income in accordance with US GAAP to non-GAAP measures, which excludes certain significant items that are included in US GAAP.  We focus on core net income, which we calculate by adjusting net income for income or expense items which are not core to the operations of our business.  Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance.  We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as that applied by management.

	Three months ended 30 September		Nine months ended 30 September
(in $ millions)	2016	2015	2016	2015
Net income	24.0	28.8	80.6	80.1

Non-core items:
Gain on sale of fixed assets	—	—	—	(0.2)
Adjustment to holdback payable for a previous business acquisition	(0.7)	—	0.2	—
Realised and unrealised (gains) losses on certain investments	—	(3.0)	—	(1.1)
Subtotal – Non-core gains	(0.7)	(3.0)	0.2	(1.3)
Early retirement programme, redundancies and other one-off compensation costs	0.3	1.0	1.7	1.8
Tax compliance review costs	0.2	0.9	1.3	3.4
Provision in connection with ongoing tax compliance review	—	—	0.7	—
Business acquisition costs	0.2	0.3	2.5	0.9
Restructuring charges and related professional service fees	0.6	—	5.7	—
Investigation of an international stock exchange listing costs	—	1.3	—	1.3
Cost of 2010 legacy option plan vesting and related payroll taxes	8.8	—	8.8	—
Subtotal – non-core non-interest expenses	10.1	3.5	20.7	7.4
Total non-core items	9.4	0.5	20.9	6.1
Core earnings	33.4	29.3	101.5	86.2
Dividends and guarantee fee of preference shares	(4.1)	(4.1)	(12.3)	(12.3)
Core earnings to common shareholders(1)	29.3	25.2	89.2	73.9
Core earnings per share fully diluted(2)	$0.60	$0.53	$1.86	$1.45

Core return on Average tangible common equity
Average shareholders equity	859.4	755.8	812.2	800.9
Less: average goodwill and intangible assets	(65.6)	(54.7)	(57.4)	(55.5)
Average tangible total equity	793.8	701.1	754.8	745.4
Less: average preference shareholders’ equity	(182.9)	(182.9)	(182.9)	(182.9)
Average tangible common equity	611.0	518.3	571.9	562.5
Return on equity	11.7%	17.1%	14.4%	14.7%
Core return on average tangible common equity	19.0%	19.3%	20.8%	17.6%

Core efficiency ratio
Core non-interest expenses
Non-interest expenses	77.4	67.4	214.0	198.0
Less: non-core expenses	(10.1)	(3.5)	(20.9)	(6.1)
Less: amortisation of intangible assets	(1.2)	(1.1)	(3.5)	(3.3)
Core non-interest expenses before amortisation of intangible assets	66.0	62.8	189.6	188.6

Core revenues before other gains and losses and provision for credit losses
Non-interest income	36.3	34.2	108.7	102.9
Net interest income before provision for credit losses	65.0	60.0	191.7	178.0
Less: non-core items	—	—	—	—
Core revenues before other gains and losses and provision for credit losses	101.3	94.2	300.4	280.9
Core efficiency ratio	65.3%	66.8%	63.2%	66.8%

(1)         Premium paid on preference share buy-back was not adjusted as management views the transaction as non-core.

(2)         Comparative information revised as a result of the 10 for 1 reverse share split effected 6 September 2016.

COMMENTARY ON STATEMENT OF OPERATIONS FOR THE QUARTER ENDED 30 SEPTEMBER 2016 COMPARED WITH THE QUARTER ENDED 30 SEPTEMBER 2015

Net Income

Net income for the quarter ended 30 September 2016 was $24.0 million, down $4.8 million from $28.8 million in 2015, a decrease of 16.5%. After excluding non-core expenses, gains and losses outside the course of normal business of $9.4 million in the third quarter of 2016 and $0.5 million in 2015, core net income for the third quarter of 2016 was $33.4 million, an increase of $4.1 million compared to third quarter 2015 core net income of $29.3 million.

The $4.8 million net income decrease is comprised of mainly of the following:

•                  A $5.0 million increase in net interest income before provision for credit losses, principally from higher interest earned on investments due to volume increases in the Bermuda and Cayman available-for-sale and held-to-maturity portfolios, as well as a decrease in interest expense on deposits due to decreased rates across several jurisdictions;

•                  A $2.1 million increase in non-interest income, principally as a result of the recent acquisition of HSBC Bank Bermuda’s Private Banking Trust and Investment Management businesses which drove increases to trust and asset management revenue; and

•                  A $3.4 million increase in non-interest expenses, primarily as a result of increased salaries and other employee benefits due to costs associated with certain projects; and

•                  A $10.2 million increase in salaries and other employee benefits, primarily driven by the $8.8 million non-core expense relating to the vesting of the 2010 legacy employee stock option plan as described above.

The net interest margin for the quarter decreased by 0.04% to 2.39% in the third quarter of 2016 due primarily to lower yields on investments due to lower long-term treasury rates, which was partially offset by higher yields on loans as well as lower cost of deposits due to lower rates.

Net Interest Income before Provision for Credit Losses

Net interest income increased by $5.0 million to $65.0 million in the third quarter of 2016, compared to $60.0 million for the third quarter of 2015, due primarily to the following:

•                  Interest income increased by $3.5 million due primarily to a $1.8 million increase in investment interest income caused by an increase in average volume of investments held, along with a smaller increase of $0.6 million in loan interest income on higher rates across several jurisdictions and volumes in the Bermuda commercial loan portfolio, and an increase of $1.1 million on interest earned on deposits placed due to higher volumes held;

•                  Interest expense decreased by $1.6 million resulting primarily from a $1.7 million decrease in interest expense on deposits due to lower volumes of interest-earning term deposits, largely attributable to the repayment of the remaining deposits in our UK jurisdiction.

Non-Interest Income

Total non-interest income improved from $34.2 million in the third quarter of 2015 to $36.3 million in the third quarter of 2016. The increase is attributed to:

•                  Banking services fees increased $1.2 million due to increased volumes on credit card transactions and a revised fee schedule, both in Bermuda;

•                  Trust services revenue increased $1.7 million due principally from increased activity as a result of the recent acquisition;

•                  Asset management fees increased $0.9 million principally from increased assets under management  as a result of the recent acquisition;

•                  Foreign exchange revenue decreased $1.2 million due to losses on foreign exchange positions; and

•                  Other non-interest income decreased $0.7 million due primarily to decreases in rental income.

Provision for Credit Losses

The Bank’s net provision for credit losses in the third quarter of 2016 was an expense of $0.3 million compared to $0.9 million in 2015.  During the second quarter of 2016, the Bank revised general provision rates across several jurisdictions with no significant specific provisions.  This compares to the third quarter of 2015 when the Bank required incremental provisions relating to specific reserves of $1.6 million that were partially offset by recoveries of $0.7 million.

Other Gains (Losses)

Other gains of $0.6 million in the third quarter of 2016 were down by $2.5 million from $3.1 million of gains in the third quarter of 2015 due primarily to unfavourable movements of $2.7 million on the valuation of the held-for-trading portfolio in Bermuda of $0.1 million during the third quarter of 2016 compared to gains on the held-for-trading portfolio in Bermuda, Guernsey and the UK in the prior year of $2.8 million. Write-downs on the other real estate owned in the Bahamas also contributed to the unfavourable variance.

Operating Expenses

Non-interest operating expenses increased by $9.9 million from $67.4 million in the third quarter of 2015 to $77.3 million in 2016, which include non-core non-interest expenses of $3.4 million and $10.0 million, respectively, resulting in core non-interest expenses of $64.0 million and $67.3 million, respectively.

Core salaries and benefits costs were $33.6 million in third quarter of 2016, up $2.2 million from an increase in headcount in the Bank’s compliance division, as well as increases in headcount resulting from the recent acquisition of HSBC Bermuda’s Private Banking, Trust and Investment Management businesses. Slightly offsetting this was decreases in the remaining jurisdictions, primarily due to lower salaried employees and favourable foreign exchange rates.

Also included in salaries and benefits costs are non-core expenses of $8.8 million in the third quarter of 2016 and $0.7 million in the third quarter of 2015. The current year expense was primarily due to the vesting of the outstanding legacy 2010 performance options as described above, while the prior year expense was a result of temporary staff working on the acquisition of HSBC Bermuda’s Private Banking, Trust and Investment Management businesses and tax compliance reviews.

Headcount on a full-time equivalency basis at quarter-end was 1,192, up 64 compared to 1,128 a year ago principally driven by new roles resulting from the recent acquisition.

Other notable core operating expense variances include:

•                  Professional and outside services costs increased by $0.6 million due to increased legal and advisory services fees; and

•                  Other expenses increased by $1.3 million due to higher actual expenses incurred in the current year relative to accrued expenses in the prior year.

Non-Core Items

Non-core items increased by $8.9 million in the third quarter of 2016 from $0.5 million to $9.4 million due to:

•                  The expense recognized for the vesting of the outstanding legacy 2010 performance options as described above which led to $8.5 in million salaries and other employee benefits expenses, and a payroll tax expense of $0.3 million;

•                  Expenses associated with an internal review and account remediation programme of US person account holders for potential violations of US laws regarding non-compliance with US tax law obligations amounting to $0.2 million, which was primarily comprised of technology and communication expenses;

•                  Business acquisition expenses of $0.2 million related to the acquisition in Bermuda of HSBC’s Trust and Investment Management business, which was comprised equally of technology and communication expenses, professional and other outside services expenses and staff and other employee benefits expenses;

•                  Restructuring charges of $0.6 million which represent professional fees incurred during the course of the orderly wind down of the deposit taking and investment management businesses in the United Kingdom; and

•                  Other gains of $0.7 million due to the adjustment to a holdback payable on a previous acquisition.

For each of the items listed, management does not feel as though the expense, gain or loss results are indications of the core operations of the Bank, and therefore has considered each to be non-core.

BALANCE SHEET COMMENTARY AT 30 SEPTEMBER 2016 COMPARED WITH 31 DECEMBER 2015

Total Assets

Total assets of the Bank were $11.0 billion at 30 September 2016, up $0.7 billion from 31 December 2015. The Bank maintained a highly liquid position at 30 September 2016 with $6.0 billion of cash and demand deposits with banks and short and long-term investments, excluding held-to-maturity investments, representing 54.6% of total assets, compared with 50.8% at 31 December 2015.

Loans Receivable

The loan portfolio totalled $3.8 billion at 30 September 2016, down $0.2 billion from year-end 2015.  The movement was due primarily to paydowns in commercial lending and lower new residential mortgages loans written which was slightly offset by growth in the sovereign and public sector lending in the Bermuda portfolio. Other drivers of this decrease included unfavourable exchange rate movements, which resulted in $0.1 billion of the decrease.

Allowance for credit losses at 30 September 2016 totalled $49.2 million, a decrease of $0.1 million from year-end 2015. The movement was due to the release of several specific provisions offset by higher general provisioning rates in several jurisdictions due to decreased sovereign credit ratings on countries where those jurisdictions had loan exposure, as well as a specific provision raised on a Bermuda commercial mortgage in the second quarter of 2016.

The loan portfolio represented 34.9% of total assets at 30 September 2016 (31 December 2015: 38.9%), whilst loans as a percentage of customer deposits decreased from 43.6% at year-end 2015 to 39.7% at 30 September 2016, both of which are due to increased deposits and increased liquid assets resulting from proceeds from the recent common share issuance relative to the loan portfolio.

As at 30 September 2016, the Bank had gross non-accrual loans of $65.4 million, representing 1.7% of total gross loans, a slight increase from the $65.3 million, or 1.6%, of total loans at year-end 2015. The increase reflects one commercial mortgage which moved to non-accrual during the second quarter, offset by the Bank’s maintenance and steady reduction in the level of non-accrual loans at year-end whilst working closely with clients prior to having difficulty servicing their debts. Net non-accrual loans were $49.6 million, equivalent to 1.3% of net loans, after specific provisions of $15.8 million, resulting in a specific provision coverage ratio of 24.1% compared to 29.3% at 31 December 2015.

Non-performing loans, which include gross non-accrual loans and accruing loans past due by 90 days or more, totalled $83.0 million as at 30 September 2016, up slightly from $79.5 million at year-end 2015.  We continue to proactively engage with our clients who experience financial difficulty.

Investment in Securities

The investment portfolio was $4.1 billion at 30 September 2016, compared to $3.2 billion at 31 December 2015.  The increased portfolio size was funded through the increase in total deposits, which were used to purchase liquid US government and federal agency securities, as well as highly rated corporate fixed income securities and prime rated mortgage-backed securities. Additionally, approximately $315 million of trading securities were sold during the first nine months of the year, with the proceeds used to acquire US government and federal agency fixed income securities and mortgage-backed securities within the available-for-sale portfolio.

This resulted in the fair value of US government and federal agency securities held for trading decreasing by $279.3 million, and the US government and federal agency securities available-for-sale increasing by $980.9 million.

The investment portfolio was made up of high quality assets with 93.2% invested in A-or-better-rated securities. The investment yield decreased year over year by 25 basis points to 1.94% at 30 September 2016 as a result of weakening long-term treasury rates, which particularly impact our floating rate investment portfolio. Total net unrealised gains were $51.6 million, compared to an unrealised gain of

$0.1 million at year-end 2015. The significant increase in unrealised gains is largely attributable to a continued decrease in long-term treasury rates in the first nine months of 2016. The benchmark US 10-year treasury rate fell to its 52-week in June 2016, and has remained below its 52 week average.

Deposits

Average customer deposits increased by $1.0 billion to $10.0 billion in the third quarter of 2016 from $9.0 billion during the fourth quarter of 2015. On a period-end basis, customer deposits increased $0.5 billion to $9.7 billion from $9.2 billion at year-end 2015.

Average Balance Sheet

	Three months ended September 30,
	2016			2015
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)

Assets
Cash due from banks and short-term investments	2,924.4	2.6	0.35%	2,547.2	1.5	0.24%
Investment in securities	3,932.5	18.9	1.91%	3,237.3	17.1	2.10%
Loans	3,947.9	47.3	4.75%	4,022.3	46.7	4.61%
Interest earning assets	10,804.8	68.9	2.53%	9,806.8	65.4	2.65%
Other assets	363.1	—	—	352.7	—	—
Total assets	11,167.9	68.9	2.45%	10,159.5	65.4	2.55%

Liabilities
Interest bearing deposits	8,013.3	(2.7)	(0.13)%	7,131.0	(4.4)	(0.24)%
Securities sold under agreement to repurchase	2.8	(0.0)	(0.74)%	—	—	—
Long-term debt	117.0	(1.1)	(3.84)%	117.0	(1.0)	(3.51)%
Interest bearing liabilities	8,133.2	(3.8)	(0.19)%	7,248.0	(5.4)	(0.30)%
Non-interest bearing current accounts	2,031.4			1,898.0
Other liabilities	157.9			204.0
Total liabilities	10,322.4	(3.8)	(0.15)%	9,350.0	(5.4)	(0.23)%
Shareholders’ equity	845.4			809.5
Total liabilities and shareholders’ equity	11,167.9			10,159.5
Non-interest-bearing funds net of non-interest earning assets (free balance)	2,671.7			2,558.8
Net interest margin		65.0	2.39%		60.0	2.43%

Assets Under Administration and Assets Under Management

Client assets under administration for the trust and custody businesses were stable at $100.4 billion and $30.0 billion, respectively, whilst assets under management were $4.7 billion. This compares with $81.8 billion, $38.2 billion and $3.6 billion, respectively, at 31 December 2015. The increases in the trust assets under administration and assets under management are due to the recent acquisition of HSBC’s Trust and Asset Management businesses.

REVIEW OF RESULTS OF MAJOR OPERATIONS

Bermuda (Including Group Head Office)

Net income before gains and losses was $11.8 million at 30 September 2016, down $3.2 million from $15.0 million in the third quarter of 2015, due to increased share based compensation and other salary and benefit costs, partially offset by increased net interest income, asset management revenue and trust income, as well as lower professional fees.  Net other gains of $0.9 million during the third quarter of 2016 were up $0.7 million from $0.2 million during the third quarter of 2015.  Net income after gains and losses was $12.7 million, a decrease of $2.5 million from $15.2 million in the third quarter of 2015.

Net interest income before provision for credit losses increased by $4.8 million to $41.4 million in the third quarter of 2016, due to higher loan interest from a combination of rate and volume increases, in addition to higher investment interest income, higher interest earned on deposits placed with other financial institutions, all primarily volume-driven.

Provision for credit losses were nil in the third quarter of 2016, down from $0.6 million in the third quarter of 2015.

Non-interest income increased $4.3 million to $19.3 million for the third quarter of 2016 due to increased trust and asset management revenue, primarily driven by the acquisition of HSBC’s Private Banking, Trust and Asset Management businesses, which closed during the second quarter of 2016.

Operating expenses increased by $12.9 million to $48.8 million in the third quarter of 2016, primarily due to a non-core share based compensation expense as a result of the vesting of the legacy 2010 performance options as described above, in addition to increased staff salaries and other employee benefits costs which were primarily driven by increased headcount from the onboarding of staff from the acquisition of HSBC’s Private Banking, Trust and Investment Management businesses.

Total assets as at 30 September 2016 were $6.7 billion, up $1.6 billion from year-end 2015, as a result of the acquisition of HSBC’s Private Banking, Trust and Investment Management business.  Customer deposits ended the period at $5.7 billion, up $1.4 billion from year-end 2015, also driven by the recent acquisition. Customer loan balances ended the period at $2.1 billion, consistent with year-end 2015.

Cayman Islands

Quarterly net income before gains and losses was $14.2 million at 30 September 2016, up $2.8 million from $11.4 million in the prior year. Net income growth was due primarily to increases in interest income on investments and loans, banking fees, decreases in loan loss provision recoveries and lower salaries and staff incentive accruals on reduced headcount. This was partially offset by lower foreign exchange income, asset management fees, increased loan servicing fees, technology sourcing and employment services costs.

Net interest income before provision for credit losses was $19.7 million in the third quarter of 2016, an improvement of $3.1 million compared to the third quarter of 2015.  The increase was driven primarily by an improvement in investment interest income which was up $1.8 million resulting from an average increase of $0.3 billion in available-for-sale securities, primarily within US government and federal agency securities. Loan income was up $1.3 million as average loan balances increased by $0.1 billion from 2015, attributable largely to additional participation in UK based residential mortgages in the previous quarter, sourced from our UK jurisdiction, and the increase in Cayman’s base lending rate in December of 2015. Average customer deposits increased by $48.8 million over the third quarter of 2015 while deposit liability costs declined marginally resulting from lower term deposits balances.

Recovery of credit losses of $0.2 million was up $0.6 million from the third quarter of 2015 when provision for credit losses was $0.4 million.

Non-interest income was $9.1 million, a $0.6 million decrease from the third quarter of 2015. The decrease was due primarily to lower foreign exchange income and asset management fees partially offset by increased volumes in bank account transactions, wire transfers and card services fees.

Operating expenses increased $0.2 million to $14.8 million in the third quarter of 2016, driven primarily by an increase in IT sourcing and depreciation on completed infrastructure projects. These increases were partially offset by decreases in head count resulting in lower salary and staff incentive costs.

Total assets at 30 September 2016 were $3.3 billion unchanged from year-end 2015. Net loans of $1.2 billion were up $0.1 billion. The available-for-sale investments of $1.2 billion were up $0.2 billion from year-end 2015 resulting from a greater allocation to interest earning assets.

Guernsey

Guernsey posted net income before gains and losses of $0.2 million in the third quarter of 2016, flat compared to the third quarter of 2015.  This is due to offsetting movements between a reduction in non-interest expenses and a reduction in net revenue before gains and losses, both of which are largely driven by exchange rate movements. .

Net interest income before provisions for credit losses decreased by $0.5 million to $3.5 million in the third quarter of 2016, compared to $4.0 million last year, attributable to adverse exchange rate movements. Lower investment income from lower investment volumes was offset by higher loan interest from UK loan participations and lower interest expense from a reduction in customer interest rates in line with market rates.

Provision for credit losses were $0.7 million in the third quarter of 2016 due to increased general loan loss provisioning rates applied on UK property exposures.

Non-interest income decreased $0.4 million to $5.9 million in the third quarter of 2016 attributable to adverse exchange rate movements which more than offset increases in banking revenue from tariff increases and trust revenues from higher time billing.

Operating expenses at $8.6 million were $1.5 million lower than 2015 due primarily to favourable exchange rate movements. In GBP terms, lower salaries and other employee benefits expenses resulting from a slightly lower headcount were offset by higher technology from increased infrastructure investment.

Total assets of $1.2 billion as at 30 September 2016 were down from $1.4 billion at year-end 2015 driven by adverse exchange rates. Customer deposits ended the period at $1.1 billion, down from $1.2 billion at year-end 2015. Customer loan balances ended the period at $0.5 billion, up from year-end 2015 from UK loan participations.

United Kingdom

The United Kingdom recorded a net loss before gains and losses of $2.8 million in the third quarter of 2016, a decrease of $1.8 million from a net loss before gains and losses of $1.0 million in the third quarter of 2015. The majority of the decrease is due to costs associated with the orderly wind down of the UK deposit taking and asset management businesses, which totalled $0.6 million during the third quarter of 2016, as well as lower net interest income due to lower loan and investment balances.

Net other gains of nil during the third quarter of 2016 were unfavourable by $1.5 million, compared to $1.5 million of gains in the third quarter of 2015, due primarily to gains on trading investments in the third quarter of 2015.  Net loss after gains and losses was $2.8 million, which is down $3.3 million from net income of $0.5 million in the third quarter of 2015.

Net interest income before provision for credit losses of $0.4 million was down $2.3 million from $2.7 million in the third quarter of 2015. The decrease was due primarily to reduced loan interest income, which resulted from the Guernsey, Cayman and Bermuda jurisdictions’ sub-participation in $332 million of the UK’s net loans. The purpose of the sub-participation was to provide funding to repay depositors.

Provision for credit losses was a recovery of $0.2 million in the third quarter of 2016 compared to $0.1 million recovery in the third quarter of 2015. The general loan allowance decreased in the third quarter of 2016, as a result of further loan participations by other Bank group jurisdictions.

Operating expenses at $4.0 million in the third quarter of 2016 were $1.2 million lower than in the third quarter of 2015 due primarily to lower salaries resulting from the continued reduction in headcount as part of the orderly exit process. This amount includes $0.6 million of restructuring costs.

During the third quarter of 2016, the UK repaid the remaining $78 million of deposits to customers.

About Non-GAAP Financial Measures:

Certain statements in this release involve the use of non-GAAP financial measures.  We believe such measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:

Certain of the statements made in this Release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

About Butterfield:

Butterfield is specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda, and the Cayman Islands, encompassing retail and corporate banking and treasury activities. The Group variously provides private banking, asset management, investment advisory, residential property lending and personal trust services from its headquarters in Bermuda and subsidiary offices in The Bahamas, the Cayman Islands, Guernsey, Switzerland and the United Kingdom. Butterfield also provides services to corporate and institutional clients from offices in Bermuda, The Bahamas, the Cayman Islands and Guernsey, which include asset management and trust services.

Butterfield is publicly traded on the New York Stock Exchange. Butterfield’s share price on the New York Stock Exchange is available on Bloomberg Financial Markets (symbol: NTB).  Butterfield is also publicly traded in Bermuda, and its shares are listed on the Bermuda Stock Exchange.  Butterfield’s share price in Bermuda is published daily in The Royal Gazette (www.theroyalgazette.com) and is also available on Bloomberg Financial Markets (symbol: NTB BH) and the Bermuda Stock Exchange website (www.bsx.com).  Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:	Media Relations Contact:

Michael Schrum	Mark Johnson
Group Chief Financial Officer	Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited	The Bank of N.T. Butterfield & Son Limited
Phone: (441) 298 4758	Phone: (441) 299 1624
Fax : (441) 295 1220	Fax: (441) 295 3878
E-mail: michael.schrum@butterfieldgroup.com	E-mail: mark.johnson@butterfieldgroup.com